

Pricing supplement no. 1650
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 54-IV dated May 4, 2007

Registration Statement No. 333-130051
Dated October 31, 2008
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$3,445,000
Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund due May 6, 2009

General

- The notes are designed for investors who seek a return of three times the appreciation of the iShares® MSCI Brazil Index Fund up to a maximum total return on the notes of 48% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 6, 2009†.
- Payment is linked to the iShares® MSCI Brazil Index Fund as described below. You may lose some or all of your investment.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 54-IV, shall supersede the terms set forth in product supplement no. 54-IV.
- The notes priced on October 31, 2008 and are expected to settle on or about November 5, 2008.

Key Terms

Index Fund: iShares® MSCI Brazil Index Fund (the "Basket Fund" or "Index Fund")
The return of the Index Fund reflects, in part, all dividends paid on the equity securities held by the Index Fund.

Underlying Index: The MSCI Brazil Index (the "Underlying Index")

Upside Leverage Factor: 3

Payment at Maturity: If the MSCI Brazil Final Share Price is greater than the MSCI Brazil Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the MSCI Brazil Return multiplied by three, subject to a Maximum Total Return on the notes of 48%. For example, if the MSCI Brazil Return is more than 16%, you will receive the Maximum Total Return on the notes of 48%, which entitles you to a maximum payment at maturity of $1,480 for every $1,000 principal amount note that you hold. Accordingly, if the MSCI Brazil Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (MSCI Brazil Return x 3)]

Your investment will be fully exposed to any decline in the Index Fund. If the MSCI Brazil Final Share Price declines from the MSCI Brazil Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the MSCI Brazil Final Share Price declines beyond the MSCI Brazil Initial Share Price. Accordingly, if the MSCI Brazil Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x MSCI Brazil Return)

You will lose some or all of your investment at maturity if the MSCI Brazil Final Share Price declines from the MSCI Brazil Initial Share Price.

MSCI Brazil Return:

$$\frac{\text{MSCI Brazil Final Share Price} - \text{MSCI Brazil Initial Share Price}}{\text{MSCI Brazil Initial Share Price}}$$

MSCI Brazil Initial Share Price: Set equal to $38.6362, as determined on the pricing date in the sole discretion of the calculation agent. **The MSCI Brazil Initial Share Price is not the regular official weekday closing price of one share of the Index Fund on the pricing date.** Although the calculation agent has made all determinations and taken all actions in relation to the establishment of the MSCI Brazil Initial Share Price in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the MSCI Brazil Initial Share Price, that might affect the value of your notes.

MSCI Brazil Final Share Price: The arithmetic average of the closing prices of one share of the Index Fund on each of the five Ending Averaging Dates times the Share Adjustment Factor on such date.

Share Adjustment Factor: 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 54-IV for further information about these adjustments.

Ending Averaging Dates†: April 27, 2009, April 28, 2009, April 29, 2009, April 30, 2009 and May 1, 2009

Maturity Date†: May 6, 2009

CUSIP: 48123LVT8

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 54-IV.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$5.30	$994.70
Total	$3,445,000	$18,258.50	$3,426,741.50

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.30 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $2.65 per $1,000 principal amount note. See "Underwriting" beginning on page PS-125 of the accompanying product supplement no.54-IV.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $5.30 per $1,000 principal amount note.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 31, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 54-IV dated May 4, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 31, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 54-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 54-IV dated May 4, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207001766/e27198_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an MSCI Brazil Initial Share Price of $39.00 and reflect the Upside Leverage Factor of 3 and the Maximum Total Return on the notes of 48%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

MSCI Brazil Final Share Price	MSCI Brazil Return	Total Return
$70.20	80.00%	48.00%
$70.20	80.00%	48.00%
$64.35	65.00%	48.00%
$58.50	50.00%	48.00%
$54.60	40.00%	48.00%
$50.70	30.00%	48.00%
$46.80	20.00%	48.00%
$45.24	16.00%	48.00%
$44.85	15.00%	45.00%
$42.90	10.00%	30.00%
$40.95	5.00%	15.00%
$39.98	2.50%	7.50%
$39.00	**0.00%**	**0.00%**
$37.05	-5.00%	-5.00%
$35.10	-10.00%	-10.00%
$31.20	-20.00%	-20.00%
$27.30	-30.00%	-30.00%
$23.40	-40.00%	-40.00%
$19.50	-50.00%	-50.00%
$15.60	-60.00%	-60.00%
$11.70	-70.00%	-70.00%
$7.80	-80.00%	-80.00%
$3.90	-90.00%	-90.00%
$0.00	-100.00%	-100.00%



Return Enhanced Note Linked to the iShares® MSCI Brazil Index Fund
Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the MSCI Brazil Initial Share Price of $39.00 to an MSCI Brazil Final Share Price of $40.95. Because the MSCI Brazil Final Share Price of $40.95 is greater than the MSCI Brazil Initial Share Price of $39.00 and the MSCI Brazil Return of 5% multiplied by 3 does not exceed the Maximum Total Return of 48%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 3)] = \$1,150$$

Example 2: The closing price of one share of the Index Fund increases from the MSCI Brazil Initial Share Price of $39.00 to an MSCI Brazil Final Share Price of $46.80. Because the MSCI Brazil Final Share Price of $46.80 is greater than the MSCI Brazil Initial Share Price of $39.00 and the MSCI Brazil Return of 20% multiplied by 3 exceeds the Maximum Total Return of 48%, the investor receives a payment at maturity of $1,480 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing price of one share of the Index Fund decreases from the MSCI Brazil Initial Share Price of $39.00 to an MSCI Brazil Final Share Price of $31.20. Because the MSCI Brazil Final Share Price of $31.20 is less than the MSCI Brazil Initial Share Price of $39.00, the MSCI Brazil Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive MSCI Brazil Return by three, up to the Maximum Total Return on the notes of 48%, or a maximum payment at maturity of $1,480 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION OF THE iSHARES® MSCI BRAZIL INDEX FUND** — The return on the notes is linked to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is a registered investment company that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For additional information about the Index, see the information set forth under "The iShares® MSCI Brazil Index Fund" in the accompanying product supplement no. 54-IV.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 54-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 54-IV dated May 4, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the MSCI Brazil Return is positive or negative. Your investment will be fully exposed to any decline in the MSCI Brazil Final Share Price as compared to the MSCI Brazil Initial Share Price.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the MSCI Brazil Final Share Price is greater than the MSCI Brazil Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 48%, regardless of the appreciation in the Index Fund, which may be significant. .

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Index Fund. Your net exposure will depend on the extent to which the currencies of the equity securities held by the Index Fund strengthen or weaken against the U.S. dollar and the weighting of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index Fund would have.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND** — Although shares of the Index Fund are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund's investment adviser. The Index Fund is subject to management risk, which is the risk that BGFA's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Index Fund. Any of these actions could adversely affect the price of the shares of the Index Fund and consequently the value of the notes.

- **WE ARE NOT AFFILIATED WITH ANY OF THE ISSUERS OF THE EQUITY SECURITIES HELD BY THE INDEX FUND OR INCLUDED IN THE UNDERLYING INDEX** — We are not affiliated with any of the equity securities held by the Index Fund. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities held by the Index Fund or your notes. None of the money you pay us will go to BGFA or any of the issuers of the equity securities held by the Index Fund and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE MSCI BRAZIL INDEX** — The Index Fund does not fully replicate the MSCI Brazil Index, may hold securities not included in the MSCI Brazil Index and will reflect transaction costs and fees that are not included in the calculation of the MSCI Brazil Index, all of which may lead to a lack of correlation between the Index Fund and the MSCI Brazil Index. In addition, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED —** The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index Fund;
  - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
  - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the equity securities held by the Index Fund are denominated; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Brazil Index Fund based on the weekly closing price of one share of the Index Fund from January 3, 2003 through October 31, 2008. The closing price of one share of the Index Fund on October 31, 2008 was $37.96. We obtained the closing prices of one share of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices of one share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

